Filed by PolyOne Corporation

Commission File No. 1-16091

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartech Corporation

Commission File No. 1-5911

PolyOne Corporation

33587 Walker Road

Avon Lake, OH 40012

phone 440.930.1000

www.polyone.com

October 24, 2012

Dear PolyOne Associates,

Today marks yet another important milestone in our company’s ongoing transformation. We have announced a definitive agreement to acquire Spartech Corporation (NYSE: SEH), a $1.2 billion leading producer of polymer formulations, concentrates, custom extruded sheet and rollstock products and packaging solutions for a wide spectrum of customers. The company is headquartered in Clayton, Missouri.

This significant acquisition will expand our product portfolio with innovative adjacent technologies and specialized solutions. Spartech’s footprint in North America is solid, and it has market-leading positions in roughly 60 percent of its businesses. Their unique technologies serve specialty markets such as aerospace, security, specialized packaging, and healthcare, just to name a few.

In many ways, Spartech today resembles PolyOne prior to 2006: a company with strong positions in several growth segments, but under appreciated in the specialty space and short on resources. So as you’d expect, we will integrate and grow this business, just as we’ve successfully done with our past acquisitions – with the urgency, discipline and execution consistent with our core values and our four-pillar strategy.

We’re also pleased to announce that Tom Kedrowski, senior vice president, operations, will lead the integration. Tom has a successful track record of running both commercial and operational programs in specialty companies, and he has been the driving force behind our Operational Excellence pillar at PolyOne. He’s a perfect fit to apply what we’ve learned and executed here to improve and accelerate the transformation of Spartech.

Once this deal closes early next year and you start to interact more with our new associates from Spartech, please welcome them to our great company and begin to build the relationships we’ll use to innovate and grow together well into the future.

Because of the acquisition announcement and our early release of third quarter earnings, we have moved the previously scheduled Global Associate Meeting to today at 10:30 a.m. Eastern, where we’ll talk more extensively about this exciting acquisition and review our strong third quarter results. For those of you unable to attend, a replay will be available on Polynet.

Sincerely,

/s/ Stephen D. Newlin
Stephen D. Newlin Chairman, President and CEO